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                     January 22, 2024

       Michael Carotenuto
       Chief Financial Officer
       Cambridge Bancorp
       1336 Massachusetts Avenue
       Boston, MA 02138

                                                        Re: Cambridge Bancorp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-38184

       Dear Michael Carotenuto:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance